Exhibit (a)(5)(ii)

PRESS RELEASE

Software AG Assumes Ownership of
webMethods, Inc.

Darmstadt, Germany — May 29, 2007 — Software AG (TecDAX, ISIN DE 0003304002 / SOW), today announced that webMethods shareholders tendered approximately 53,107,722 shares, representing 93.4% of the shares outstanding.  Pursuant to the terms of Software AG’s offer for all of the outstanding common stock of webMethods which expired at 12:00 midnight, New York City time, on Friday, May 25, 2007, all shares that were validly tendered and not withdrawn have been accepted for payment.

Software AG will designate 11 representatives to serve on webMethods’ board of directors, giving Software AG majority board representation. webMethods’ current board members will remain on the webMethods board until the merger between the companies is completed.

Software AG has also commenced a three business day subsequent offering period for all remaining webMethods shares. During the subsequent offering period, webMethods shares will be accepted for payment as they are tendered at the same offer price paid during the initial offer period of $9.15 per share in cash. The subsequent offering period will expire at 12:00 midnight, New York City time, on Thursday, May 31, 2007.

About Software AG

Software technology to increase the value of enterprise IT systems.  Software AG is a global leader in mission-critical software infrastructure solutions based on open standards. At the forefront of advanced Service-Oriented Architecture (SOA), Software AG enables customers to create powerful enterprise applications — especially in heterogeneous IT environments. Software AG’s products Adabas, Crossvision, Natural and Tamino help more than 3,000 customers uncover the full potential of their IT and add value to existing systems. With technology from Software AG, enterprises can: create flexible business applications and processes; extend the value and life of core systems; manage data effectively across the enterprise; and control and govern their Service-Oriented Architecture.

Software AG has more than 35 years of global IT experience and over 2,600 employees serving customers in 70 countries.
The company is headquartered in Germany and listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). Software AG posted total revenues of €483 million (unaudited) in 2006. www.softwareag.com

Contact for Software AG: Otmar F. Winzig Vice President Investor Relations press@softwareag.com Phone +49 (0) 6151 92–1699 Fax +49 (0) 6151 92–1191	Norbert Eder Vice President Corporation Communications press@softwareag.com Phone +49 (0) 6151 92–1146 Fax +49 (0) 6151 92–1444

Software AG | Uhlandstraße 12 | 64297 Darmstadt | Germany

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of webMethods common stock are being made pursuant to an Offer to Purchase and related materials that Software AG, Software AG, Inc. and Wizard Acquisition, Inc. filed with the SEC on Schedule TO on April 18, 2007. A Solicitation/Recommendation statement with respect to the tender offer has been filed by webMethods with the SEC. Investors and security holders may obtain copies of the tender offer statement and Solicitation/Recommendation statement at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG are available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the Solicitation/Recommendation statement and other documents filed with the SEC by webMethods are available free of charge by contacting webMethods Investor Relations at (703) 460-5822. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.